FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                   04 May, 2004


                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)





       Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
                   Theale, Reading, Berkshire, England RG7 4SA
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding EGM Announcement dated 04 May, 2004



                    Baltimore Technologies Plc ("Baltimore")

                    6 May 2004 Extraordinary General Meeting

London, UK - 4 May 2004. The Board of Baltimore, (London BLM), informs the market that Acquisitor Holdings (Bermuda) Ltd. ("Acquisitor") has failed to give notice to Baltimore, within the time required by article 110 of its publicly available articles of association, of the willingness of Messrs. Buchler, Soukup, Lovell, Williams and Wardale, being the persons nominated in Acquisitor's requisition of 19 March 2004, to act as directors of Baltimore.

Legal Counsel has advised the Baltimore Board in unequivocal terms that the effect of this failure by Acquisitor renders invalid the resolutions proposed by Acquisitor for the appointment of these five new directors, and that these resolutions may not validly be put to shareholders at 6 May 2004 extraordinary general meeting requisitioned by Acquisitor. Baltimore notified Acquisitor of this on 2 May 2004.

In any event, Baltimore, which has no discretion in this matter, must proceed to hold this Extraordinary General Meeting and put Acquisitor's resolutions to remove the existing Board of Directors to the meeting. For this reason, the Board recommends that shareholders vote against Acquisitor's resolutions and urges all shareholders to lodge their proxies, duly completed, with its registrars, Capita Registrars by NOON TODAY, 4 May 2004, which is the final time for receipt of proxies.

                                      Ends

About Baltimore Technologies
Following the completion of the disposal of Baltimore Technologies' core PKI business on 2 December 2003, the continuing Group's assets consist primarily of cash.

www.baltimore.com

For further information

Smithfield         +44 (0) 20 7360 4900
Andrew Hey
Nicholas Bastin
Will Swan

Notes to editors

"Notice required of an intention to propose a new Director

110. No person other than a Director retiring at the meeting shall, unless recommended by the Board for appointment, be eligible for appointment to the office of Director at any general meeting unless, not less than 7 nor more than 42 days before the day appointed for the meeting, there shall have been given to the Company at the Office notice in writing by a member (not being the person proposed duly qualified to be present and vote at the meeting for which such notice is given of his intention to propose such person for appointment, and also notice in writing and signed by the person to be proposed of his willingness to be appointed such notice of willingness to be appointed not having been withdrawn




END


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:

                Name:       Dennis Paul Kelly
                Title:      Chief Financial Officer & Chief Operating Officer




Date: 04 May, 2004